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02002860

SUPPL

January 31, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on January 30, 2002.

We hereby attach excerpted English translation of this Press Release.

Thank you for your attention.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI

cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dw 2/14

(Excerpt translation)

January 30, 2002

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Stock Split (Free Distribution of Shares)

Notice is hereby given that at the meeting of the Board of Directors of the Company held on January 30, 2002, it was resolved that a stock split be made, as described below:

Description

1. As of May 21 (Tuesday), 2002, each share of common stock shall be split into 1.1 shares.

2. Dividend accrual date: April 1, 2002
3. Any addition matter necessary for the stock split in question shall be determined at a meeting of the Board of Directors to be convened hereafter.

Notes:

(1) Number of increasing shares by the stock split cannot be determined because execution of rights to outstanding convertible bonds will be made by the date of the stock split.

For your information, as of December 31, 2001, total number of outstanding shares was 19,569,939 and assuming that this number would not change, total number of outstanding shares after the stock split would be 21,526,932 (increased by 1,956,993).

(2) Amount of capital (which was 6,770,864,478 yen as of December 31, 2001) will not be increased by the stock split.

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